EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Evans Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Evans Bancorp, Inc. of our reports dated February 28, 2019, with respect to the consolidated balance sheets of Evans Bancorp, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income,  comprehensive income,  changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Evans Bancorp, Inc. incorporated herein by reference.

Buffalo, New York
May 20, 2019